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                                                 |        OMB APPROVAL        |
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                      UNITED STATES              | OMB Number:      3235-0058 |
          SECURITIES AND EXCHANGE COMMISSION     | Expires:     June 30, 1991 |
                  Washington, D.C. 20549         | Average estimated burden   |
                                                 | hours per response....2.50 |
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                       FORM 12b-25               |      SEC FILE NUMBER       |
                                                 |          0-23396           |
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                                                 ------------------------------
               NOTIFICATION OF LATE FILING       |        CUSIP NUMBER        |
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(Check One):   |X| Form 10-KSB    |_| Form 20-F    |_| Form 11-K
               |_| Form 10-QSB    |_| Form N-SAR

          For Period Ended: June 30, 1997
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:__________________________

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| Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
|   Nothing in this form shall be construed to imply that the Commission has  |
|                  verified any information contained herein.                 |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT  INFORMATION

Skyline Multimedia Entertainment, Inc.
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Full Name of Registrant


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Former Name if Applicable

350 Fifth Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10118
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   /X/   |  (a) The reasons described in reasonable detail in Part III of this
         |      form could not be eliminated without unreasonable effort or
         |      expense;
         |
   /X/   |  (b) The subject annual report, or semi-annual report, transition
         |      report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
         |      portion thereof, will be filed on or before the fifteenth
         |      calendar day following the prescribed due date; or the subject
         |      quarterly report or transition report on Form 10-Q, or portion
         |      thereof, will be filed on or before the fifth calendar day
         |      following the prescribed due date; and
         |
   / /   |  (c) The accountant's statement or other exhibit required by Rule
         |      12b-25(c) has been attached if applicable.


SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company's independent public accountants have not yet completed their audit of the Company's fiscal year ended June 30, 1997. Additionally, the Company is in the process of resolving certain events which transpired subsequent to the fiscal year end which will be disclosed in the Company's annual report on Form 10-KSB.


PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.               (212)               969-3208
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         (Name)                           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                     |X|  Yes          |_|  No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |X| Yes           |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached explanation on Exhibit "A".
===============================================================================

                     Skyline Multimedia Entertainment, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 29, 1997                 By: /s/ Steven Schwartz
      ------------------------               ---------------------------------
                                             Steven Schwartz
                                             Executive Vice President-Finance
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)

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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (see 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

SEC 1344(8-89)                                  (Attach Extra Sheets if Needed)


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                                  EXHIBIT A

    Revenues. Revenues generated during the three and twelve months ended June 30, 1997, aggregated $3,218,000 and $8,774,000, respectively, compared to $1,611,000 and $5,978,000, respectively, for the three and twelve months ended June 30, 1996. The increase in revenue for the three and twelve months ended June 30, 1997, from the prior year period is primarily due to the commencement of operations of the Company's XS New York facility during March 1997, which accounted for total revenues of $2,449,000 during the year ended June 30, 1997.

    Operating Expenses. Operating expenses incurred during the three and twelve months ended June 30, 1997, aggregated $3,960,000 and $11,296,000 respectively, compared to $1,430,000 and $5,257,000, respectively, for the three and twelve months ended June 30, 1996. The increase is due primarily to an increase of approximately $400,000 in payroll and related expenses at New York Skyride for the twelve months ended June 30, 1997, as well as certain start-up expenses of approximately $1,915,000 relating to the opening of XS New York. These XS New York related expenses include, among other things, payroll and related expenses of approximately $1,288,000, real estate taxes of approximately $76,000, legal, consulting and promotional expenses of approximately $251,000, and an allocation of corporate overhead and administrative expenses of approximately $300,000. Additionally, the Company incurred a loss of $250,000 in connection with its involvement in "Magic on Broadway" during the twelve month period ended June 30, 1997. Included in operating expenses for the year ended June 30, 1997 are liabilities to vendors aggregating $594,000 in connection with revenue sharing arrangements relating to use of such vendor's equipment at XS New York
 .
    Net Income/loss and Earnings Per Share. Net income (loss) and earnings/(loss) per share before deferred taxes for the three and twelve months ended June 30, 1997 were ($922,000) and ($.33), and ($3,029,000) and ($1.07), respectively, for the three and twelve months ended June 30, 1997 as compared to $201,000 and $.07, and $706,000 and $.25, respectively, for the three and twelve months ended June 30, 1996. The net loss before deferred taxes for the quarter ended June 30, 1997 included a loss of approximately $1,158,000 related to certain start-up costs attributable to XS New York (see "Operating Expenses" above) and a loss of approximately $66,000 from New York Skyride. During the quarter ended June 30, 1996, New York Skyride operations generated a profit of approximately $181,000 with no deferred tax benefit realized.

    In addition to the net loss before deferred taxes, the Company incurred losses and losses per share of ($340,000) and ($.12), during the twelve months ended June 30, 1997, as a result of an increase in reserve against the Company's deferred tax asset. This resulted from the uncertainty of the Company being able to use this benefit to offset future taxable income.


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                                                Year Ended June 30

                                            1997                   1996
                                         ----------            -----------
Revenues:

  Ticket sales                          $ 7,223,000             $4,609,000

  Concession sales                        1,200,000              1,049,000

  Sponsorship income                        351,000                320,000
                                        -----------             ----------
                                          8,774,000              5,978,000

Operating expenses:

 Cost of merchandise sold                   508,000                410,000

 Selling, general and administrative      9,692,000              4,345,000

 Depreciation and amortization            1,096,000                502,000
                                        -----------             ----------
                                         11,296,000              5,257,000
                                        -----------             ----------

Income (loss) from operations            (2,522,000)               721,000

 Interest income                             44,000                120,000

 Interest expense                          (522,000)              (100,000)
                                        -----------             ----------
Income (loss) before provision for
 income taxes                            (3,000,000)               741,000

 Income tax expense (benefit)                29,000                 35,000

Net deferred tax expense (benefit)          340,000               (340,000)
                                        -----------             ----------

Net income (loss)                       ($3,369,000)            $1,046,000
                                        ===========             ==========

Net income (loss per share of common
 stock (Note B(1))                           ($1.19)                  $.37

Weighted average number of shares of
 common stock outstanding (excludes
 670,000 escrow shares)                   2,825,000              2,858,000